Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 23, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

DS Services Holdings, Inc. / DS Services of America, Inc.

Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-194935)

Ladies and Gentlemen:

On behalf of DS Services Holdings, Inc., a Delaware corporation (“Holdings”), and DS Services of America, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form S-4, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2014.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from John Reynolds dated April 28, 2014 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	“We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.”

Response to Comment 1:

The Company has supplementally filed with the Staff as a correspondence file the letter referenced in the Staff’s comment.

2.	“As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).”

Response to Comment 2:

The Company hereby confirms that the exchange offer will be open at least through midnight on the 20th business day following the commencement of the exchange offer. While the expiration time will occur at 5:00 p.m. on a calendar date to be determined by the Company once the Registration Statement has been declared effective, the expiration time of 5:00 p.m. will occur no earlier than on the 21st business day following the commencement of the exchange offer. As a result, the exchange offer will be open for at least 20 full business days.

3.	“Please provide support for your factual assertions throughout the prospectus, citing to the source(s) of such information and providing copies supplementally. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate part of the prospectus. For example purposes only, we note the following statements:

•	“We are one of the two leading providers in the $1.5 billion U.S. HOD bottled water industry, with an approximately 31% market share based on net revenues for fiscal year 2013,” page 2

•	“For example, historically, less than 1% of our annual HOD bottled water customer terminations have been related to filtration,” page 5

•	“For the year ended December 31, 2012, the U.S. bottled water industry reached close to $12.0 billion in total revenue and approximately 9.7 billion gallons in total volume…,” page 6

•	“Retail bottled water sold at retail store locations, which includes the sale of sparkling bottled water, represented approximately 7.7 billion gallons and $10.1 billion in revenue of the overall bottled water market in 2012…,” page 6

•	“[P]er capita annual consumption of bottled water in the United States has increased from less than 2.0 gallons in 1976 to an all-time high of 30.8 gallons in 2012,” page 6”

Response to Comment 3:

The Company has supplementally provided the Staff with copies of the data, or materials supporting the data, supporting the factual assertions made by the Company in the Registration Statement as requested by the Staff. In accordance with Rule 418 of the Securities Act of 1933, as amended (the “Securities Act”), the Company requests that the supplemental information requested be returned promptly following the completion of the Staff’s review thereof.

Prospectus Cover Page

4.	“Please confirm that the information provided on the front cover page of the prospectus will fit upon and be limited to a single printed page.”

Response to Comment 4:

The Company hereby confirms that the information provided on the front cover page of the prospectus will fit upon and be limited to a single printed page.

Market and Industry Data, page iii

5.	“We note the sentence in the first paragraph that ‘[i]ndustry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. We have not independently verified any of the data from third-party sources…’ Please remove such statement, as it implies that you are not responsible for the accuracy of the information you elect to include in your prospectus. In addition, please add a sentence confirming that the company is responsible for all of the disclosure in the prospectus.”

Response to Comment 5:

The Registration Statement has been revised in response to the Staff’s comment. Please see page iii.

Prospectus Summary, page 1

6.	“We note your statement on page 5 that you estimate that the associated revenue generated from a single-cup customer is approximately double that of a traditional batch brewing customer. Please explain what you mean by this statement so an investor who is not familiar with the food and beverage industry can understand what you mean. In particular, please define “traditional batch brewing customer.”

Response to Comment 6:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 5.

7.	“We note your disclosure on page 5 that you currently have little overlap between OCS and HOD commercial bottled water customers, with only approximately 5% of your approximately 575,000 commercial bottled water customer delivery locations using your office coffee services. We also note the next sentence which states, as most of your commercial customers purchase both services, you believe significant growth potential exists to cross-sell your OCS products to your existing HOD bottled water customer base. Given your disclosure on page 1 that 57% of your HOD customer base is commercial, please reconcile the sentences regarding how many COD customers also use your office coffee services.”

Response to Comment 7:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 5.

Our Competitive Strengths, page 9

Market Leader in the Direct-to-Consumer Beverage Services Industry, page 9

8.	“We note your statement on page 9 and elsewhere that you believe you are the market leader in the direct-to-consumer beverage services industry. Please clarify your disclosure in this section given your risk factor on page 28 which states that your competitors may have greater financial and other resources, or less debt than you.”

Response to Comment 8:

The Registration Statement has been revised in response to the Staff’s comment to clarify that the Company believes it is the market leader in the direct-to-consumer beverage services industry based on the Company’s market share and geographic reach as compared to its competitors. Please see page 9. While the Company believes it is the market leader in the direct-to-consumer beverage services industry, the Company has included a risk factor regarding the fact that certain of the Company’s competitors may have greater financial and other resources, as noted by the Staff, on page 30.

Diversified Customer Base with Long-Standing Relationships, page 10

9.	“We note your statement that for the fiscal year ended December 27, 2013, no single customer accounted for more than 2.3% of total revenue. Please clarify your disclosure in this section given your risk factor on page 36 which states that approximately 13.4% of your net revenue comes from the sale of your water brands to large retailers such as Walmart, Safeway and Kroger and if one or more of your significant retailers were to materially reduce or terminate its business with us, your sales would suffer.”

Response to Comment 9:

The Registration Statement has been revised in response to the Staff’s comment to clarify that no single customer or retailer accounted for more than 2.3% of the Company’s total revenue for the fiscal year ended December 27, 2013. Please see pages 10 and 38. The Company notes that one or more of the significant retailers reducing or terminating its business with the Company could have a direct negative impact on the Company’s net sales as well as result in the loss of brand recognition, either of which could cause the Company’s sales to suffer as described on page 38.

Summary of Terms of the Exchange Notes, page 20

Guarantors, page 20

10.	“We note your disclosure that the notes are fully and unconditionally guaranteed by Holdings and the Issuer’s wholly-owned material domestic restricted subsidiaries that guarantee the Term Loan Facility. Please briefly describe the qualifications to the guarantees, including the circumstances in which they could be released.”

Response to Comment 10:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 20 and 21.

Rule 3-10(h) of Regulation S-X provides that “a guarantee is full and unconditional if, when an issuer of a guaranteed security has failed to make a scheduled payment, the guarantor is obligated to make the scheduled payment immediately and, if it does not, any holder of the guaranteed security may immediately bring suit directly against the guarantee for payment of all amounts due and payable.” Article XII of the indenture governing the notes (the “Indenture”) provides for the unconditional guarantee of the obligations of the Company under the Indenture by each guarantor. Section 12.01(a) of the Indenture states that the guarantors of the notes are jointly and severally obligated in respect of the performance and punctual payment when due of all obligations of the Company under the Indenture and the notes. Therefore, the guarantors are obligated to make the schedule payments under the Indenture immediately if the Company has failed to make a scheduled payment. Section 12.01(d) of the Indenture further provides that each guarantee is a guarantee of payment, performance and compliance and not a guarantee of collection. As a result, the guarantees are full and unconditional for purposes of Rule 3-10 of Regulation S-X and are not qualified.

The Company has reviewed Section 2500 of the Financial Reporting Manual of the Division of Corporation Finance and concluded that the guarantee release provisions are consistent with the customary circumstances listed in Section 2510.5 of the Financial Reporting Manual of the Division of Corporation Finance. As a result, the release provisions do not impact the full and unconditional nature of the guarantees for purposes of Rule 3-10 of Regulation S-X.

Security, page 20

11.	“To give investors more information about the value of the collateral securing the notes, please disclose the book value of all the assets that secure the exchange notes as of the date of your latest financial statements. Please update these figures in your subsequent periodic reports for as long as the registered notes are secured.”

Response to Comment 11:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 21.

Summary Historical Consolidated Financial and Other Data, page 24

12.	“We note your presentation of the results of operations on a combined basis, consisting of the historical results of the Successor and of the Predecessor in 2013. It appears to us such presentation is not appropriate since it is not in conformity with GAAP. However, such supplemental “combined 2013” financial information can be presented on a pro forma basis in a format consistent with Article 11 of Regulation S-X. This should include disclosures relating to (a) the basis of the presentation and (b) appropriate pro forma adjustments. In addition, disclosures should be provided to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation. Please revise or advise.”

Response to Comment 12:

The Registration Statement has been revised in response to the Staff’s comment to remove the use of the “combined 2013” period metric from the financial information provided in the Registration Statement. Please see, for example, pages 25 and 26 through 28 and pages 67 through 77.

13.	“Considering the comment above, please revise the discussions in MD&A and throughout the filing to disclose that the supplemental financial information presented under “combined 2013” and “for the fiscal year ended December 27, 2013” are presented on a pro forma basis”

Response to Comment 13:

The Registration Statement has been revised in response to the Staff’s comment to remove use of the “combined 2013” period metric from the financial information provided in the Registration Statement. Please see pages 67 through 77.

(1) Reconciliation of Net Income to EBITDA and Adjusted EBITDA, page 26

14.	“We note your adjustments d and g in your computation of non-GAAP financial measure Adjusted EBITDA. It appears to us such adjustments d and g, which represent estimates of the pro forma impact of the transactions, are not appropriate in the computation of non-GAAP financial measures. Please remove or demonstrate to us how such adjustments are appropriate.”

Response to Comment 14:

The Company respectfully advises the Staff that each of the Term Loan Facility, the ABL Facility and the Indenture requires or permits the Company to give pro forma effect to acquisitions, dispositions, improvements, developments and cost savings, among other items, when calculating Adjusted EBITDA as if such event occurred on the first day of the applicable measurement period.

In particular, the definition of “Pro Forma Basis” in both the Term Loan Facility and the ABL Facility explicitly states that “pro forma effect shall be given to any acquisition… improvement, development …. and cost savings” and that the Company will give pro forma effect to such events as if they occurred on the first day of the four-quarter measurement period. Each of the Term Loan Facility and ABL Facility further provides that, when using the metric of Adjusted EBITDA for purposes of the Term Loan Facility or ABL Facility, the Company shall calculate it on a “Pro Forma Basis,” meaning the Company shall give effect to items such as acquisitions and the implementation of new charges, which are the items referenced as adjustments d and g in the Staff’s comment. The definitions of “Fixed Charge Coverage Ratio” and “Secured Indebtedness Leverage Ratio” in the Indenture contain identical language. Therefore, to measure the non-GAAP financial measure of Adjusted EBITDA in accordance with the Company’s debt instruments, it must give pro forma effect to the acquisitions and implementation of new charges of the type in adjustments d and g as if such acquisition occurred or such new charge was implemented at the beginning of the applicable measurement period.

As a result, the adjustments in d and g of the computation of Adjusted EBITDA are prescribed by the terms of the Term Loan Facility, ABL Facility and Indenture as indicted on page 27 of the Registration Statement. Therefore, the Company believes that adjustments d and g are appropriate and necessary to present investors with the non-GAAP metric as calculated under the Company’s debt instruments.

Furthermore, in response to the Staff’s comment, the Company has revised the Registration Statement to delete the use of the term “pro forma” in respect of adjustment d. Please see pages 27, 28 and 29.

Risk Factors, page 28

Our business is dependent upon our ability to maintain access to our water sources, page 32

15.	“We note the disclosure within this risk factor that a disruption in the water flow at any one of your water sources could cause an increase in the cost of your products. Please revise to clarify generally, if possible, the nature of your water rights and what conditions might result in the curtailment or elimination of your municipal water sources.”

Response to Comment 15:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 34.

We will require a significant amount of cash to service our indebtedness . . ., page 41

16.	“Please quantify your debt service obligations and the funds that are available to satisfy your debt payments.”

Response to Comment 16:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 43 and 86.

Despite our current indebtedness levels, we and our subsidiaries may still be able to incur significantly more debt, page 42

17.	“Disclose the maximum amount of additional debt you can incur under your debt instruments.”

Response to Comment 17:

The Registration Statement has been revised in response to the Staff’s comment to describe the circumstances in which the Company can incur additional debt under each of the Term Loan Facility, the ABL Facility and the Indenture. Please see pages 45, 129, 131, 132 and 161 through 179. The Company respectfully advises the Staff that it is not possible to quantify the exact amount of additional debt that the Company could incur under its debt instruments because the Company’s ability to incur certain indebtedness is provided, in part, because of leverage ratios and the amount of the Company’s total assets, which fluctuate on a daily basis. However, the Company has described in the Registration Statement the exceptions to the indebtedness covenants under each of the Company’s debt instruments, including the exceptions that have specified dollar amounts, so that an investor can clearly understand the Company’s maximum ability to incur additional indebtedness under its debt instruments.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 57

Pro Forma Adjustment (c), page 60

18.	“We note your adjustment (c) to eliminate historical transaction costs as such would have not been incurred if the Transactions occurred on December 31, 2011. Please clarify and explain how it is appropriate.”

Response to Comment 18:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 62.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Key Performance Indicators, page 66

19.	“We note your disclosure on page 26 that Adjusted EBITDA is a financial metric which you use to compare your performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning. Tell us whether you consider this measure to be your key performance indicator. If so, please revise your MD&A to discuss this metric and any other key performance indicators which you have identified. See Section I.B of Commission Interpretive Release No. 33-8350.”

Response to Comment 19:

The Registration Statement has been revised in response to the Staff’s comment to indicate that the Company views Adjusted EBITDA as one of its key performance indicators. Please see page 69 and the Company’s response to Comment 20 below.

20.	“Please revise this section to describe and discuss all of the key performance indicators, including non-financial performance indicators, which management uses to assess your business. For example, we note your use of several metrics throughout the prospectus, including:

•	customer retention rate, page 3

•	average customer tenure, page 4

•	customer termination rate, page 5

•	HOD net revenue per customer, page 64

•	average price per bottle, page 64

For guidance, please refer to Section III.B.1 of SEC Release No. Release No. 33-8350. Alternatively, please explain why such measures are not considered key performance indicators.”

Response to Comment 20:

The Registration Statement has been revised in response to the Staff’s comment to more clearly indicate that in addition to net revenue, costs of revenue and selling, general and administrative expenses, the Company’s key performance indicators are average water customer base, average customer consumption, average price per bottle and Adjusted EBITDA. Please see page 69.

The Company respectfully advises the Staff that the metrics cited by the Staff as examples in its comment, as well as other metrics the Company cites in the Registration Statement, while potentially useful to the Company, are not key metrics used by the Company to measure its operating performance, evaluate growth trends, establish budgets and financial projections and formulate strategic plans. Furthermore, most of these metrics are either components of a key performance indicator or are calculated based on the key performance indicators, albeit with the key performance indicators providing a more useful tool for the Company. For example, customer retention rate, average customer tenure and customer termination rate are all a factor in determining average water customer base, however, the Company believes that average water customer base, not the components thereof, is a better indicator of the scale of the business, customer growth and customer acquisition and retention and thus is a more appropriate key performance indicator. As another example, while HOD net revenue per customer is a useful tool that factors in average water customer base, average customer consumption and average price per bottle, the Company believes that each of these component key performance indicators is a better measurement of operating performance and thus are more appropriate as key performance indicators.

Fiscal Year Ended Combined December 27, 2013 Compared with Fiscal Year Ended December 28, 2012, page 68

21.	“Please revise to include a separate robust discussion of the results of operations for successor 2013 and predecessor 2013 periods. Your current discussion appears to put more emphasis and detail into the comparison of combined 2013 to Predecessor 2012. Considering such combined 2013 information is supplemental and should be presented on a pro forma basis, please note that your comparison of combined 2013 results to Predecessor 2012 should supplement and not be more prominent than your separate discussion of the results of operations for successor 2013 and predecessor 2013 periods.”

Response to Comment 21:

The Registration Statement has been revised in response to the Staff’s comment to include a separate discussion of the Company’s results of operations for the period beginning June 29, 2013 through and including December 27, 2013, which is referred to in the Registration Statement as “Successor 2013,” and the period beginning December 29, 2012 through and including August 30, 2013, which is referred to in the Registration Statement as “Predecessor 2013,” and to remove the “combined 2013” metric from the financial information provided in the Registration Statement. Please see pages 74 through 77.

Small Pack (PET/HDPE), page 69

22.	“We note your disclosure that you made the strategic decision to exit certain unprofitable sales to large national chains which reduced your 2013 revenues. Please provide further explanation regarding the decision to exit this business and whether your operations may continue to suffer sales pressure in this area from customers who are not large national chains. Note that your MD&A should provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties.”

Response to Comment 22:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 75 where the paragraph entitled “Small Pack (PET/HDPE)” has been revised to provide the requested disclosure.

Liquidity and Capital Resources, page 76

23.	“We note your disclosure on page 26 that Adjusted EBITDA includes further adjustments to exclude certain non-cash and certain other adjustments as well as other adjustments required or permitted in calculating covenant compliance under the agreements governing the Term Loan Facility, the ABL Facility and the notes. It appears that credit agreement and the covenants are material to your operations. To enhance an investor’s understanding of the company’s financial condition and/or liquidity please revise to disclose (a) the non-GAAP financial measure as calculated by the debt covenant (b) the material terms of the credit agreement including the covenant (c) the amount or limit required for compliance with the covenant and (d) the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity or explain to us why it is not required. Refer to Question 102.09 of the CD&I’s on non-GAAP Financial Measures for further guidance.”

Response to Comment 23:

The Registration Statement has been revised in response to part (a) of the Staff’s comment to provide additional information on the non-GAAP financial measure, Adjusted EBITDA, as calculated under the Company’s debt instruments. Please see page 27.

The Registration Statement has been revised in response to part (b) of the Staff’s comment to provide the material terms of the maintenance covenant under the ABL Facility and the debt covenants under the Term Loan Facility, the ABL Facility and the Indenture that utilize the metric of Adjusted EBITDA. The Company believes that all material terms of the Term Loan Facility, the ABL Facility and the Indenture are described in Amendment No. 1. Please see pages 27 and 128 through 132 and pages 142 through 219.

The Company respectfully advises the Staff that it is not possible to quantify the exact amount of Adjusted EBITDA required for compliance with the ABL Facility fixed charge coverage ratio covenant as the covenant is based on a ratio. However, to enhance an investor’s understanding of the fixed charge coverage ratio, the Company has added disclosure regarding the ratio on page 131 of the Registration Statement, including the level required to maintain compliance with the covenant if it applies. The Company has added disclosure to the Registration Statement in response to part (c) of the Staff’s comment regarding the covenant so that an investor can clearly understand the Company’s ability to operate while remaining in compliance with the fixed charge coverage ratio covenant. The other covenants using Adjusted EBITDA are incurrence covenants and are also described in the Registration Statement. Please see pages 128 through 132 and pages 159 through 179.

The Registration Statement has been revised in respect to part (d) of the Staff’s comment to reflect that since the inception of the ABL Facility in 2013, the Company has not had to meet the fixed charge coverage ratio because its excess availability has exceeded the minimum thresholds. The Company has added disclosure that if the ratio were in effect, the Company would be in compliance with it. Please see page 131. The effects of non-compliance with the covenants is described on page 43.

Critical Accounting Policies, page 80

Goodwill and Other Intangible Assets, page 82

24.	“We note your disclosure that goodwill impairment testing is performed on December 1st of each fiscal year. Please clarify your statement here that as of December 27, 2013, the fair value of each of your reporting units was recently revaluated as of the date of the closing of the Transactions, and therefore have a carrying value that is closer to the current fair value. Tell us when the impairment testing of goodwill and indefinite lived intangible assets were performed for the Successor period ended December 27, 2013.”

Response to Comment 24:

The Registration Statement has been revised in response to the Staff’s comment to clarify the statement that as of December 27, 2013, the fair value of each of the Company’s reporting units had been recently revaluated as of the date of the closing of the Transactions and therefore had a carrying value that was closer to the current fair value. Furthermore, the impairment testing of goodwill and indefinite lived intangible assets were performed for the Successor period ended December 27, 2013 on December 1, 2013. Please see page 90.

Business, page 87

HOD Bottled Water Services, page 93

25.	“We note your disclosure within this section that customers can pay separately for water dispenser rentals and water services or opt for an integrated “Budget Plan.” Please disclose the percentage of customers who currently opt for the Budget Plan. Alternatively, please explain why such bundling does not have a material impact on your financial results.”

Response to Comment 25:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 101.

Customers, page 99

26.	“We note your discussion that national accounts represent 16% of your HOD bottled water revenue and that you generally seek longer term contracts with your national account customers. Please describe the nature of your contractual relationships, if any, with your non-national account customers.”

Response to Comment 26:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 107.

Competition, page 101

Retail Services, page 101

27.	“Please add a discussion of your competitive position within the industry served by your Retail Services segment. See Item 101(c)(1)(x) of Regulation S-K.”

Response to Comment 27:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 109.

Management, page 105

28.	“Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director as required by Item 401(e) of Regulation S-K for Messrs. Harrington, Marcus, Schickli, Turner and Ms. Chung.”

Response to Comment 28:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 113, 115 and 116.

Security Ownership of Certain Beneficial Owners and Management, page 116

29.	“We note that for certain directors you have left blanks where their share ownership should be reported. Please fill in this information with your next amendment or advise.”

Response to Comment 29:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 124.

Certain U.S. Federal Income Tax Considerations, page 212

30.	“We note your disclosure on page 212 that this section is a summary of certain U.S. federal income tax consequences to U.S. Holders and non-U.S. Holders pursuant to the exchange offer and the ownership and disposition of exchange notes pursuant to the exchange offer, but does not purport to be a complete analysis of all the potential tax considerations. Please revise this section and the heading to reflect that you have disclosed all material federal income tax consequences. Please also revise to state the name of counsel and that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. See Section III.B.2 and III.C.1 of Staff Legal Bulletin 19.”

Response to Comment 30:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 222.

Consolidated Financial Statements

General

31.	“Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.”

Response to Comment 31:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages F-66 through F-91.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Property, Plant and Equipment, page F-11

32.	“To enhance an investor’s understanding, please revise to clarify here whether you allocate depreciation and amortization to cost of revenue.”

Response to Comment 32:

The Registration Statement has been revised in response to the Staff’s comment. Please see page F-11.

19. Business Segment and Geographical Information, page F-53

33.	“Considering you derive revenue by selling several products and services, explain to us how you determined that you have two reportable segments, the basis for aggregation and provide the disclosures required by FASB ASC 280-10-50-21.”

Response to Comment 33:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages F-52 and F-53. Also, in response to the Staff’s comment the Company has outlined below how it determined its operating and reportable segments in accordance with FASB ASC 280, Segment Reporting.

The Company has identified two operating and reportable segments based upon the way it is organized, which is by sales channels, for making operating decisions and assessing performance. Financial information is reported on the basis that it is used internally by the Chief Executive Officer of the Company, who is also the chief operating decision maker (“CODM”), for evaluating segment performance and deciding how to allocate resources to segments. The two operating segments consist of the Beverage Services and Retail Services based upon the criteria in ASC 280-10-50-6 through 50-8. The Company has not aggregated its operating segments into reportable segments.

The majority of the Company’s decisions are made on a consolidated basis, however, the CODM receives discrete financial information at the Beverage Services and Retail Services levels, which he utilizes for decision making purposes. The Beverage Services consist of sales of products and equipment rental income from the Company’s Home and Office Delivery of bottled water services, office coffee service and filtration services, which are sold through the Company’s national network of sales and distribution facilities, vehicles and routes. The Retail Services consists of sales of the Company’s nonreturnable branded and private label bottles to major retailers primarily through common carriers.

Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the segment. The Company’s segment managers are responsible for Beverage Services and Retail Services, including establishing budgets. The budgets are prepared in the same level of detail as the discrete financial information provided to the CODM. As it pertains to products, there are no individuals responsible for individual products. The overall Company performance, including compensation within the organization, is not linked to the designation between product offerings or the Beverage Services and Retail Services channels, but is determined on a consolidated basis.

For the foregoing reasons, the Company believes that its operating and reportable segments determination of the Beverage Services and Retail Services operating segments is consistent with the standards outlined in FASB ASC 280.

34.	“We note that you present net revenue by segment and segment gross profit (excluding depreciation expense). It appears to us the line labeled as “Total reportable segment cost of revenue (excluding depreciation expense)” should be revised to “Total reportable segment profit (excluding depreciation expense.)” Please revise or advise.”

Response to Comment 34:

The Registration Statement has been revised in response to the Staff’s comment. Please see page F-53.

Exhibits

35.	“We note the reference to several agreements throughout the prospectus which may be relevant to investors. Please file these agreements pursuant to Item 601(b)(10) of Regulation S-K or provide us with an explanation regarding why the agreements would not be material. For example, we note the disclosure related to the following agreements.

•	Strategic alliance agreement with Primo Water Corporation, page 4;

•	Acquisition agreement with Standard Companies, Inc., page 4;

•	Outsourcing agreements with Staples and Office Depot, page 5;

•	Strategic relationship with Costco, page 11;

•	Stockholders Agreement, page 118.”

Response to Comment 35:

The Company has now filed the Stockholders Agreement and the strategic alliance agreement with Primo Water Corporation as exhibits to the Registration Statement. Please see Exhibits 10.21 and 10.22.

The Company does not believe that the acquisition agreement with The Standard Companies, Inc. (such company, “Standard,” and such agreement, the “Standard Companies Agreement”), the outsourcing agreements with Staples and Office Depot (the “Outsourcing Agreements”), or the agreement relating to the strategic relationship with Costco (the “Costco Agreement”), are required to be filed as exhibits to the Registration Statement under Item 601(b) of Regulation S-K.

The Company does not believe that the Standard Companies Agreement is a material acquisition agreement under Item 601(b)(2) of Regulation S-K because the remaining rights and obligations of the parties under such agreement are either immaterial or are contingent on events that are unlikely to occur given that the transactions contemplated thereby were consummated more than two years ago; accordingly, the terms and conditions of the Standard Companies Agreement would not be material to investors. Further, any material information for investors relating to the acquisition of Standard is included in the Registration Statement. In addition, the Company believes that filing the Standard Companies Agreement as an exhibit would be detrimental to the Company because it could put the Company at a competitive disadvantage in respect of competitors, future acquisitions targets and others. In particular, the Company’s competitors and potential acquisition targets could use information contained in the Standard Companies Agreement to gain leverage against the Company with respect to future acquisitions it may pursue. Therefore, the Company believes that the Standard Companies Agreement is not a material acquisition agreement, any material information regarding Standard is disclosed in the Registration Statement and filing the Standard Companies Agreement could have a negative impact on the Company’s competitive position in the marketplace.

Each of the Outsourcing Agreements and the Costco Agreement was entered into in the ordinary course of the Company’s business. Further, the Company expects to enter into similar agreements with other companies in the future. Because these agreements were entered into in the ordinary course of the Company’s business, they are not required to be filed under Item 601(b)(10)(i) of Regulation S-K.

Item 601(b)(10)(ii) of Regulation S-K provides that a contract that ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries will be deemed to be made in the ordinary course of business and need not be filed unless it falls within one of the categories enumerated in Item 601(b)(10)(ii)(A) through (D), unless immaterial in amount or significance. The Company advises the Staff that: (A) no directors, officers, promoters, voting trustees, security holders named in the Registration Statement or underwriters are parties to any of the Standard Companies Agreement, Outsourcing Agreements or the Costco Agreement; (B) the Company’s business is not substantially dependent on any of these agreements; (C) none of the agreements with these companies call for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of the fixed assets of the Company and its subsidiaries on a consolidated basis; and (D) none of the agreements with these companies is a lease under which a part of the property described in the Registration Statement is held by the Company. In addition, the Company has deleted references to Staples and Office Depot because they are not material to the Company, but were solely included as an illustrative example of the Company’s relationships. Furthermore, the Company hereby confirms that none of the

Outsourcing Agreements or the Costco Agreement by itself is material to the Company in amount or significance.

In addition, the Company believes that providing the Costco Agreement would be detrimental to the Company because it could put the Company at a competitive disadvantage in respect of competitors and other potential business partners. In particular, the Company’s competitors and other potential business partners could use information contained in the Costco Agreement to gain an unfair advantage against the Company with respect to the Company’s relationship with Costco and other potential business partners.

As a result of the foregoing analysis, the Company has concluded that none of the Outsourcing Agreements, the Standard Companies Agreement or the Costco Agreement is required to be filed as an exhibit to the Registration Statement under Item 601 of Regulation S-K.

36.	“We note that Exhibit 10.5, 10.6 and 10.7 appear to be missing the Forms of Petition Certificate attached as Exhibit II. Also we note that Exhibits 10.17, 10.18 and 10.19 appear to be missing attached schedules or exhibits. Please refile these exhibits in their entirety or advise.”

Response to Comment 36:

The Company has refiled Exhibits 10.5, 10.6, 10.7, 10.17, 10.18 and 10.19 in their entirety in response to the Staff’s comment to include the missing schedules or exhibits. Please see Exhibits 10.5, 10.6, 10.7, 10.17, 10.18 and 10.19.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3055 or Jonathan Shallow at (212) 373-3624.

Sincerely,

/s/ Monica K. Thurmond

Monica K. Thurmond, Esq.

cc:	Ryan K. Owens
Senior Vice President, Chief Legal Officer and Secretary
DS Services of America, Inc.